Consolidated Balance Sheets

	March 31,	December 31,
(United States of America Dollars)	2004	2003
	US GAAP	US GAAP
	(unaudited)
A S S E T S	(note 3)	(note 3)
Current assets
Cash and cash equivalents	$2,169,813	$2,366,885
Accounts receivable - net allowance of $79,600 (December 31, 2003 - $507,640)	3,570,377	4,053,451
Prepayments and deposits	672,810	399,767
Total current assets	6,413,000	6,820,103
Notes receivable	2,000,000	2,000,000
Capital assets - net (note 4)	999,322	1,097,585
Intangible assets - net (note 5)	471,020	587,720
Investment in significantly influenced company (note 6)	-	-
	$9,883,342	$10,505,408
L I A B I L I T I E S A N D S H A R E H O L D E R S ' E Q U I T Y
Current liabilities
Accounts payable and accrued liabilities (note 12)	$3,679,271	$4,099,307
Deferred revenue	732,375	1,099,573
Notes payable (note 7)	1,000,000	1,000,000
Current portion of capital lease obligations	27,235	22,095
Total current liabilities	5,438,881	6,220,975

Capital lease obligations	17,923	3,340
	5,456,804	6,224,315

Contingent liabilities and going concern (notes 2 & 9)

S H A R E H O L D E R S ' E Q U I T Y
Share capital (note 8)
Unlimited number of Class A, 9% convertible, preferred shares authorized
and no shares issued or outstanding	-	-
Unlimited number of common shares, no par value, authorized, 39,492,560 (2003 - 39,371,560)
issued and outstanding	96,317,523	94,713,461
Accumulated deficit	(91,149,951)	(89,692,897)
Accumulated other comprehensive loss	(741,034)	(739,471)
	4,426,538	4,281,093
	$9,883,342	$10,505,408

See accompanying notes to consolidated financial statements.

Consolidated Statements of Loss and Deficit

Three Months Ended March 31 (unaudited) (United States of America Dollars)	2004	2003	2003
	US GAAP	US GAAP	CDN GAAP
		(note 3)

Revenue
License and implementation fees	$2,970,611	$2,410,239	$2,410,239
Other product revenue	58,686	92,185	92,185
	3,029,297	2,502,424	2,502,424

Cost of sales
License and implementation fees	94,318	60,977	60,977
Other	21,739	13,594	13,594
	116,057	74,571	74,571
Gross margin	2,913,240	2,427,853	2,427,853

Operating expenses

Selling general and administrative	(3,271,037)	(2,123,879)	(2,123,879)
Litigation and legal (note 9)	(141,008)	(103,426)	(103,426)
Product research and development	(729,652)	(541,179)	(541,179)
Depreciation and amortization	(219,045)	(416,307)	(416,307)
Foreign exchange gain	-	-	63,387

Operating loss before undernoted	(1,447,502)	(756,938)	(693,551)
Interest on long term debt	(332)	(3,871)	(3,871)
Other interest	(14,925)	(370,647)	(370,647)
Interest income and other income	5,705	9,378	9,378
Equity interest in loss of significantly influenced company (note 6)	-	-	-
Net loss	(1,457,054)	(1,122,078)	(1,058,691)
Deficit, beginning of period	(89,692,897)	(86,761,788)	(63,289,803)
Deficit, end of period	$(91,149,951)	$(87,883,866)	$(64,348,494)
Basic and diluted loss per share	$(0.04)	$(0.03)	$(0.03)
Weighted average common shares	39,375,382	38,006,031	38,006,031
Common shares outstanding, end of period	39,492,560	38,014,250	38,014,250

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Three Months Ended March 31 (unaudited) (United States of America Dollars)	2004	2003
	US GAAP	US GAAP	CDN GAAP
		(note 3)

Net cash flow used in operating activities:
Net loss	$(1,457,054)	$(1,122,078)	$(1,058,691)
Items not affecting cash:
Loss on dispositions of capital assets	152	-	-
Depreciation and amortization	219,045	416,308	416,308
Non-cash consultant compensation	435,157	-	-
Non-cash compensation expense	966,858	-	-
Non-cash interest expense	-	50,517	50,517
Decrease (increase) in non-cash working capital (note 12)	(577,203)	97,730	97,730
Cash flow used in operating activities	(413,045)	(557,523)	(494,136)

Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	202,047	243,181	243,181
Settlement of note payable	-	(30,000)	(30,000)
Payment of capital lease obligations	19,723	(25,082)	(25,082)
Cash flow from (used in) financing activities	221,770	188,099	188,099

Cash flow from (used in) investing activities:
Purchase of capital assets	(854)	(158)	(158)
Proceeds from capital dispositions	-	2,451	2,451
Software development costs	(3,380)	(7,454)	(7,454)
Cash flow from (used in) investing activities	(4,234)	(5,161)	(5,161)

Effect of foreign exchange rate changes on cash and cash equivalents	(1,563)	63,387	-
Net cash outflow	(197,072)	(311,198)	(311,198)
Cash and cash equivalents, beginning of period	2,366,885	3,386,532	3,386,532
Cash and cash equivalents, end of period	$2,169,813	$3,075,334	$3,075,334
Non cash financing activity
Equipment acquired under capital lease	$29,188	$-	$-

Components of cash and cash equivalents
Cash	$2,169,813	$3,075,334	$3,075,334
Cash equivalents	$-	$-	$-

Supplemental cash flow information
Cash paid for interest	$15,257	$374,518	$374,518

See accompanying notes to consolidated financial statements.

Notes to the Consolidated Financial Statements

For the Three Months Ended March 31, 2004

1 NATURE OF OPERATIONS

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. Through its e-Learning business segment which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc. ("MLG"), the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

2 GOING CONCERN BASIS OF PRESENTATION

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. The Company has incurred operating losses on a recurring basis. On December 19, 2003, the Company borrowed $1.0 million through the issuance of a demand note payable on terms described in note 7. At present, Zi has not arranged replacement financing to repay the note and there can be no assurance that Zi will be successful in its efforts to complete such refinancing.

Continuing operations are dependent on the Company achieving profitable operations in the coming year, being able to refinance its borrowings and increase revenue and achieve profitability. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to raise additional capital to meet the repayment of the note payable, increase revenue and continue as a going concern.

3 SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which conforms in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP"), except as disclosed in note 11. They do not include all disclosures required by generally accepted accounting principles required for annual financial statements and should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2003, which were prepared in US GAAP. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these interim financial statements. Effective March 31, 2004, the Company initiated reporting in US dollars, with comparative periods restated to US dollars.

Historically, the primary consolidated financial statements of the Company were prepared in accordance with Canadian GAAP and Canadian dollars with annual reconciliation of the Company's financial position and results of operations to US GAAP. Management elected to report in accordance with US GAAP as of December 31, 2003 to provide information on a more comparable basis with Zi's industry peers and to better assist with the understanding of the financial statements to the majority of their users, who are primarily in the United States of America. As such, as required under Canadian securities legislation, the previously filed 2003 interim consolidated financial statements were refiled to reflect the effects of the change to US GAAP.

As part of the preparation of US GAAP consolidated financial statements, certain additional disclosures, as compared to the previously issued Canadian GAAP consolidated financial statements, were required. As part of the additional disclosures, the Company re-established the previously reduced December 31, 1997 stated capital. The stated capital was reduced by the December 31, 1996 deficit, as allowed under Canadian GAAP but not under US GAAP. The result has no effect on shareholders' equity as at March 31, 2004 and December 31, 2003. In addition, costs of start-up activities and organizational costs are expensed as incurred under US GAAP. Previously capitalized start-up costs recorded in 1999, related to the start-up of Beijing Oz Education Network Ltd., and the related amortization expense recognized in subsequent years, have been excluded and these costs were expensed in the year they were incurred.

Other revisions to disclosures throughout the consolidated balance sheets, statements of loss and cash flow and notes have been amended to comply with US GAAP requirements, including comparative disclosures.

Note 11 includes explanations of material differences to Canadian GAAP, a reconciliation of net loss under US GAAP to net loss using Canadian GAAP for all periods presented and relevant Canadian GAAP disclosure not already reflected in these financial statements.

Comprehensive loss

SFAS No. 130, "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in general-purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investment by owners and distributions to owners. Comprehensive income (loss) includes foreign currency translation adjustments. The Company's total comprehensive net income was as follows:

Three Months Ended March 31	2004	2003
Other comprehensive income (loss)
Foreign currency gain (loss)	$(1,563)	$63,387
Other comprehensive income (loss)	(1,563)	63,387
Net loss for the period	(1,457,054)	(1,122,078)
Comprehensive net loss for the period	$(1,458,617)	$(1,058,691)

Stock options and restricted stock units

At March 31, 2004, the Company maintained a Stock Option Plan for all directors, officers, employees and consultants of the Company.

Under the terms of the Stock Option Plan, options and restricted stock units ("RSU's") may be granted at the discretion of the Board of Directors. The option price equals the closing price of the Company's shares on the day preceding the date of grant. The options and RSU's are not assignable, vest at the discretion of the Board of Directors, and expire, at maximum, after the tenth anniversary of the date of grant.

As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation", in accounting for the grant of the Company's employee and director stock options, the Company has elected to use the intrinsic value method, following Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations. Under APB No. 25, companies are not required to record any compensation expense relating to the grant of options to employees or directors where the awards are granted upon fixed terms with an exercise price equal to fair value at the date of grant and the only condition of exercise is continued employment. The Company accounts for RSU's in accordance with SFAS No. 123, whereby the fair value method is used and the related expense is recognized over the vesting period.

Under SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-based Compensation - Transition and Disclosure, an Amendment of the Financial Accounting Standards Board ("FASB") Statement No. 123", companies that elect a method other than the fair value method of accounting are required to disclose pro forma net loss and loss per share information, using an option pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. Had compensation cost for the Company's employee Stock Option Plan been determined by this method, Zi's net loss and loss per share would have been as follows:

Three Months Ended March 31	2004	2003
Net loss:
As reported	$(1,457,054)	$(1,122,078)
Stock compensation expense	(567,378)	(723,398)
Pro forma net loss	(2,024,432)	(1,845,476)
Net loss per common share:
As reported, basic and diluted	$(0.04)	$(0.03)
Stock compensation expense, basic and diluted	(0.01)	(0.02)
Pro forma net loss per share, basic and diluted	$(0.05)	$(0.05)
Employee stock options issued during period	681,500	210,000
Weighted average fair value of options granted during the period	$1.20	$1.56

The foregoing information is calculated in accordance with the Black-Scholes model, using the following data and assumptions:

Three Months Ended March 31	2004	2003
Risk free interest rate	3.527%	3.771%
Expected life in years	5.0	3.0
Expected dividend yield	0%	0%
Volatility	45%	88%

 4 CAPITAL ASSETS

		Accumulated	Net book
	Cost	amortization	value
March 31, 2004
Computer and office equipment	$2,815,886	$1,937,618	$878,268
Leasehold improvements	230,288	109,234	121,054
	$3,046,174	$2,046,852	$999,322
December 31, 2003
Computer and office equipment	$2,788,800	$1,834,204	$954,596
Leasehold improvements	581,664	438,675	142,989
	$3,370,464	$2,272,879	$1,097,585

5 INTANGIBLE ASSETS

		Accumulated	Net book
	Cost	amortization	value
March 31, 2004
Patent	$515,256	$242,373	$272,883
Software development costs	6,141,542	5,943,405	198,137
	$6,656,798	$6,185,778	$471,020
December 31, 2003
Patent	$605,234	$318,788	$286,446
Software development costs	11,963,682	11,662,408	301,274
Acquired software licenses	58,346	58,346	-
	$12,627,262	$12,039,542	$587,720

6 EQUITY INTEREST IN SIGNIFICANTLY INFLUENCED COMPANY

The Company holds a 45 percent interest in MLG received upon the disposition of Magic Lantern Communications Ltd. on November 7, 2002. The Company's proportionate share of the loss from MLG operations for the three-months ended March 31, 2004 has not been recognized as the carrying value of the investment in MLG is nil and the Company has no commitment to fund this loss.

7 NOTES PAYABLE

On December 19, 2003, the Company borrowed $1.0 million through the issuance of a demand loan payable. The note payable bears interest at the prime rate plus one percent, payable monthly. The loan is secured by a first security interest in 5,000,000 shares of MLG, held by the Company.

On December 5, 2002, the Company borrowed $3,300,000 (before deduction for fees and expenses) through the issuance of a note payable. The note payable, with interest at 12 percent per annum, was due March 5, 2003, extended to April 30, 2003 and subsequently to May 7, 2003, at which time it was settled in full. The lender was issued 100,000 share purchase warrants upon funding, which were exercisable at one common share to one share purchase warrant for a price of CDN$3.62 per share (note 8). A commitment fee of $300,000 was paid upon funding. The first extension terms included a four percent extension fee of $130,800 paid upon funding. The note was secured through a general security agreement, a limited recourse guarantee by a private company owned by an officer who is also a director of the Company and a share pledge agreement by the Company which pledged and granted a first security interest in 29,750,000 shares of MLG, held by the Company.

8 SHARE CAPITAL

Capital stock

	Shares		Additional
	outstanding	Amount	paid-in
Common shares outstanding - December 31, 2003	39,371,560	$93,957,652	$755,809
Exercise of options	121,000	202,047
Issuance of RSU's			966,858
Issuance of non-employee stock options			435,157
Common shares outstanding - March 31, 2004	39,492,560	$94,159,699	$2,157,824

Common share warrants

During the three months ended March 31, 2004, 121,000 stock options were exercised for proceeds of $202,047. During the three months ended March 31, 2003, 1,081,500 stock options were granted by the Company and as at March 31, 2004, the Company has a total of 5,851,833 outstanding options, which expire over a period of one to five years. The Company entered into a Financial Advisory Services Agreement effective January 9, 2004 with an unrelated third party. The agreement stipulates that the third party shall provide to the Company management and consulting services for a period of one year from the date of the agreement. As consideration for these services, the Company has granted 400,000 stock options with each option exercisable through the purchase of one common share at a price of CDN$3.25. The options vest immediately and expire, if unexercised five years from the date of grant. The Company has accounted for these options in accordance with SFAS No. 123 and has recognized as part of selling, general and administrative expense $435,157 calculated by using the Black-Scholes option pricing model.

During the three month period ended March 31, 2004, 250,000 RSU's were granted by the Company for a total of 378,571 RSU's outstanding at March 31, 2004. The restricted stock units vested upon granting and expire in five years from the date of grant. The Company has recorded in the three month period ended March 31, 2004, as part of selling, general and administration expense, $966,858 of compensation expense related to these outstanding RSU's calculated by using the Black-Scholes option pricing model.

At December 31, 2003, the Company had 500,000 share purchase warrants outstanding. On June 19, 2003, the Company completed a private placement of 1.0 million units priced at $2.00 per unit for net proceeds of $1,968,610. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before May 31, 2006 at an exercise price of $2.25 per share. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods.

9 CONTINGENT LIABILITIES AND GUARANTEES

The $9 million damages judgement awarded to Tegic Communications Inc. was settled pursuant to a written settlement agreement with AOL Time Warner dated December 6, 2002 and a consent judgement dated December 20, 2002. Settlement costs were included as part of legal and litigation costs in 2002 and $0.75 million was paid on January 2, 2004.

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

From time to time the Company enters into certain types of contracts that require it to indemnify parties against possible third party claims particularly when these contracts relate to licensing agreements. On occasion the Company may provide indemnities. The terms of such obligations vary and generally, a maximum is not explicitly stated. Because the financial obligations in these agreements are often not explicitly stated, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not been obligated to make significant payments for these indemnification obligations. The Company's management actively monitors the Company's exposure to the above risks and obtains insurance coverage to satisfy potential or future claims as necessary.

10 SEGMENTED INFORMATION

The Company's primary operations are located in North America. The Company operates four reportable geographic segments through three reportable business units:

		Revenue
		License and	Software		Operating
Three Months Ended March 31		implementation fees	and other	Total	profit (loss)
2004	Zi Technology	$2,970,611	$-	$2,970,611	$705,569
	e-Learning	-	58,686	58,686	(275,027)
	Other	-	-	-	(1,878,044)
	Total	$2,970,611	$58,686	$3,029,297	$(1,447,502)
2003	Zi Technology	$2,410,239	$-	$2,410,239	$244,009
	e-Learning	-	92,185	92,185	(275,031)
	Other	-	-	-	(725,916)
	Total	$2,410,239	$92,185	$2,502,424	$(756,938)

				March 31,	December 31,
Identifiable assets				2004	2003
	Zi Technology			$3,835,435	$5,481,518
	e-Learning			1,264,057	652,131
	Other			4,783,850	4,371,759
	Total			$9,883,342	$10,505,408
Other includes unallocated segment expenses such as legal fees, public company costs, and head office costs.

		Revenue
		License and	Software		Operating
Three Months Ended March 31		implementation fees	and other	Total	profit (loss)
2004	Canada	$1,588,713	$3,248	$1,591,961	$(1,538,410)
	China	835,130	55,438	890,568	17,814
	USA	546,768	-	546,768	124,914
	Other	-	-	-	(51,820)
	Total	$2,970,611	$58,686	$3,029,297	$(1,447,502)
2003	Canada	$754,657	$4,268	$758,925	$(818,280)
	China	690,810	87,917	778,727	(234,553)
	USA	964,772	-	964,772	321,364
	Other	-	-	-	(25,469)
	Total	$2,410,239	$92,185	$2,502,424	$(756,938)

	March 31,	December 31,
Identifiable assets	2004	2003
Canada	$8,215,287	$6,709,051
China	651,667	2,878,987
USA	872,856	764,637
Other	143,532	152,733
Total	$9,883,342	$10,505,408

11 SUMMARY OF MATERIAL DIFFERENCES BETWEEN US GAAP AND CANADIAN GAAP

The consolidated financial statements, prepared in accordance with US GAAP, conform to those generally accepted in Canada ("Canadian GAAP"), in all material respects, except as set forth below. The Company's consolidated balance sheets, statements of loss and cash flows were presented in Canadian dollars using Canadian GAAP in 2002 and all previous periods.

Share capital

Under Canadian GAAP, the December 31, 1997 stated capital of the Company was reduced by its December 31, 1996 deficit of $24,339,036. US GAAP does not allow for such restatement. This reclassification has no effect on net shareholders' equity as at December 31, 2002 and March 31, 2003.

Foreign currency translation

Under Canadian GAAP, the Company, on a consolidated basis, is required to translate the accounts of its subsidiaries to Canadian dollars using the temporal method. The accounts of the Company's integrated operations in foreign subsidiaries are translated into US dollars using the temporal method whereby monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at applicable historical rates. The resulting foreign exchange gain or loss on translation is included as part of the calculation of the net loss as compared to inclusion as part of other comprehensive income disclosed in note 3 under US GAAP.

Consolidated statement of loss
The application of Canadian GAAP would have the following effects on net loss as reported:
Three Months Ended March 31	2004	2003
Net loss as reported in accordance with US GAAP	$(1,457,054)	$(1,122,078)
Adjustments:
Foreign exchange gain	(1,563)	63,387
Stock option compensation expense	(753,089)	-
Total adjustments	(754,652)	63,387
Net loss under Canadian GAAP	$(2,211,706)	$(1,058,691)
Loss per share under Canadian GAAP	$(0.06)	$(0.03)

Shares outstanding used to compute per share figures under Canadian GAAP are as follows:

Three Months Ended March 31	2,004	2,003
Weighted average number of shares	39,375,382	38,006,031

Stock-based compensation

Effective January 1, 2002, under Canadian GAAP, the Company is required to adopted Section 3870, "Stock-based Compensation and Other Stock-based Payments", which recommends that awards to employees be valued using the fair value method of accounting. These rules also require that companies account for stock appreciation rights ("SARs") and similar awards to be settled in cash or other assets, by measuring compensation expense on an ongoing basis, as the amount by which the quoted market price exceeds the exercise price at each measurement date.

Under Canadian GAAP, the Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

Under CICA 3870, companies that elect a method other than the fair value method of accounting are required to disclose pro forma net income and earnings per share information, using a pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. Unlike under US GAAP (note 3), these rules do not apply to awards existing prior to 2002 except for those awards that call for settlement in cash or other assets.

In September 2003, the CICA issued an amendment to CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments". The amendment provides two alternative methods of transition to the fair-value method of accounting for stock-based employee compensation - prospective and retroactive methods. In January 2003, FASB issued Statement No. 148 "Accounting for Stock-based Compensation -Transition and Disclosure, an Amendment of FASB Statement No. 123" ("SFAS No. 148"). SFAS No. 148 amends SFAS No. 123 "Accounting for Stock-based Compensation", to provide alternative methods of transition for a voluntary change to the fair-value method of accounting for stock-based employee compensation. Both the Canadian and US amendments only apply to voluntary transitions before January 1, 2004. The Company adopted the fair-value method of accounting for stock options in the fourth quarter of 2003. The Company has adopted the fair-value based method prospectively, whereby compensation cost is recognized for all options granted on or after January 1, 2003. All stock options granted prior to January 1, 2003 will continue to be accounted for under APB No. 25 "Accounting for Stock Issued to Employees" unless these stock options are modified or settled subsequent to adoption.

Under the fair value method, the pro forma effect on the Company's net loss and net loss per share is as follows:

Compensation costs

Three Months Ended March 31	2003
Net loss	$(1,122,078)
Add: Stock compensation expense	(723,398)
Net loss, pro forma	$(1,845,476)

Basic net loss per share	$(0.03)
Add: Stock compensation expense	(0.02)
Basic net loss per share, pro forma	$(0.05)

Consolidated balance sheets
The application of Canadian GAAP would have the following effects on balance sheet items as reported:
	Three Months Ended	Year Ended
Shareholders' equity	March 31, 2004	December 31, 2003
Shareholders' equity under Canadian GAAP, beginning of period	$1,703,335	$3,500,823
Share capital issued and contributed surplus	1,604,062	3,548,926
Net loss	(1,457,054)	(2,931,109)
Adjustments to net loss for the period under Canadian GAAP	(754,652)	(2,415,305)
Shareholders' equity under Canadian GAAP, end of period	$1,095,691	$1,703,335

12 SUPPLEMENTAL FINANCIAL INFORMATION

Accounts payable and accrued liabilities
The following items are included in the accounts payable and accrued liabilities balance:

Accounts payable and accrued liabilities	March 31, 2004	December 31, 2003
Trade accounts payable	$761,769	$442,788
Litigation and legal	1,120,744	2,037,643
Compensation	1,282,190	1,118,735
Other accrued liabilities	514,568	500,141
Total	$3,679,271	$4,099,307

Non-cash working capital
The following balances are included as part of non-cash working capital:

Non-cash working capital
Three Months Ended March 31	2004	2003
Accounts receivable	$483,074	$(221,883)
Work-in-progress and inventory	-	(76)
Prepayments and deposits	(273,043)	251,657
Accounts payable and accrued liabilities	(420,036)	(46,943)
Deferred revenue	(367,198)	114,975
(Decrease) increase in non-cash working capital	$(577,203)	$97,730

Loss per share

For the three months ended March 31, 2004, anti-dilutive stock options, warrants and performance based escrowed shares of 6,765,404 have been excluded in the calculation of diluted loss per share (March 31, 2003 - 4,917,200).

13 COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.